July 17, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen AMT-Free Municipal Credit Income Fund Registration Statement on Form N-14 8C (File No. 333-232098)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 8C referenced above be accelerated so that it will become effective as of July 23, 2019, or as soon thereafter as practicable.

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Sincerely,

NUVEEN AMT-FREE MUNICIPAL CREDIT INCOME FUND

By:	/s/ Gifford R. Zimmerman
Name: Gifford R. Zimmerman
Title: Vice President and Secretary